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                                                     Commission File No. 5-44316
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                SCHEDULE 13E-3/A3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER
                              INLAND RESOURCES INC.
                                (Name of Issuer)
                              INLAND RESOURCES INC.
                               INLAND HOLDINGS LLC
                          TCW ASSET MANAGEMENT COMPANY
           TRUST COMPANY OF THE WEST, AS SUB-CUSTODIAN FOR MELLON BANK
                             HAMPTON INVESTMENTS LLC
                             PENGO SECURITIES CORP.
                                  MARC MACALUSO
                               BILL I. PENNINGTON
                       (Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE                                     457469-20-3
     (Title of Class of Securities)                            (CUSIP Number of Class of Securities)

         INLAND RESOURCES INC.                                          INLAND HOLDINGS LLC
        ATTENTION: MARC MACALUSO                                    ATTENTION: ARTHUR R. CARLSON
        CHIEF EXECUTIVE OFFICER                                        AND THOMAS F. MEHLBERG
       410 17TH STREET, SUITE 700                                865 S. FIGUEROA STREET, SUITE 1800
            DENVER, CO 80202                                           LOS ANGELES, CA 90017
          TEL: (303) 893-0102                                           TEL: (213) 244-0053

      TCW ASSET MANAGEMENT COMPANY                                   TRUST COMPANY OF THE WEST,
      ATTENTION: ARTHUR R. CARLSON                                AS SUB-CUSTODIAN FOR MELLON BANK
         AND THOMAS F. MEHLBERG                                     ATTENTION: ARTHUR R. CARLSON
   865 S. FIGUEROA STREET, SUITE 1800                                  AND THOMAS F. MEHLBERG
         LOS ANGELES, CA 90017                                   865 S. FIGUEROA STREET, SUITE 1800
          TEL: (213) 244-0053                                          LOS ANGELES, CA 90017
                                                                        TEL: (213) 244-0053

        HAMPTON INVESTMENTS LLC                                        PENGO SECURITIES CORP.
       C/O PENGO SECURITIES CORP.                                    ATTENTION: GENERAL COUNSEL
       ATTENTION: GENERAL COUNSEL                                   885 THIRD AVENUE, 34TH FLOOR
      885 THIRD AVENUE, 34TH FLOOR                                       NEW YORK, NY 10022
           NEW YORK, NY 10022                                           TEL: (212) 888-5500
          TEL: (212) 888-5500

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 WITH A COPY TO:

RONALD L. BROWN, ESQ.                       DAVID A. LAMB, ESQ.                      JAMES L. RICE III, ESQ.
ANDREWS & KURTH L.L.P.                    MILBANK, TWEED, HADLEY               AKIN GUMP STRAUSS HAUER & FELD LLP
   1717 MAIN STREET                            & MCCLOY LLP                         711 LOUISIANA, SUITE 1900
      SUITE 3700                    601 S. FIGUEROA STREET, SUITE 3000                  HOUSTON, TX 77002
   DALLAS, TX 75201                        LOS ANGELES, CA 90017

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This statement is filed in connection with (check the appropriate box):

[ ]    a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]    b.    The filing of a registration statement under the Securities Act of
             1933.

[ ]    c.    A tender offer.

[X]    d.    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ]

                            CALCULATION OF FILING FEE

Transaction valuation: $282,000(1)  Amount of filing fee: $25.94(1)

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(1)    Such fee is based upon $92 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $25.94
Filing Party:                       Issuer
Form or Registration No.:           5-44316
Date Filed:                         February 5, 2003

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     On June 2, 2003, the Exchange was completed by the issuance of 22,053,000 shares of common stock and 973,780 shares of Series F Preferred Stock to TCW and 73,822 shares of Series F Preferred Stock to Pengo. TCW, Pengo and Hampton then contributed all such shares to Inland Resources Inc., a Delaware corporation ("Newco") in exchange for 10,000 shares of Newco common stock.

     After the funding of Newco, the parties executed and delivered a Certificate of Ownership and Merger to the Delaware Secretary of State and Articles of Merger to the Washington Secretary of State, both of which were filed on June 2, 2003. Upon the filing of the merger certificates, the Merger became effective.

     Following effectiveness of the Merger, all shareholders were sent a letter notifying them of the Merger, explaining the method by which they have the right to dissent from the Merger, and supplying a Letter of Transmittal in order to send the shares to the Transfer Agent for payment of the Merger consideration.

     Finally, on June 4, 2003, the Company filed a Form 15 with the Securities and Exchange Commission terminating its obligation to file further reports with the SEC.

ITEM 16.  EXHIBITS

         a.1  Letter to Shareholders.

         a.2  Letter of Transmittal.

         a.3  Notice of Exercise of Right to Dissent


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INLAND RESOURCES INC.


                                          By: /s/ MARC MACALUSO
                                             -----------------------------------
                                             Marc MacAluso
                                             Chief Executive Officer


                                          PENGO SECURITIES CORP.


                                          By: /s/ THOMAS X. FRITSCH
                                             -----------------------------------
                                             Thomas X. Fritsch
                                             Vice President


                                          HAMPTON INVESTMENTS LLC

                                          By: JWA INVESTMENTS IV LLC
                                              its Managing Member

                                              By: /s/ THOMAS X. FRITSCH
                                                 -------------------------------
                                                 Thomas X. Fritsch
                                                 Vice President


                                          INLAND HOLDINGS LLC

                                          By: TRUST COMPANY OF THE WEST,
                                              a California trust company, as
                                              Sub-Custodian for Mellon Bank for
                                              the benefit of Account No. CPFF
                                              873-3032, Member

                                              By: /s/ DAVID S. DEVITO
                                                 -------------------------------
                                                 David S. DeVito, Managing
                                                 Director

                                              By: /s/ THOMAS F. MEHLBERG
                                                 -------------------------------
                                                 Thomas F. Mehlberg
                                                 Managing Director

                                          By: TCW PORTFOLIO NO. 1555 DR V
                                              Sub-Custody Partnership, L.P.,
                                              a California limited partnership,
                                              Member

                                          By: TCW Royalty Company, a California
                                              Company, Managing General Partner

                                              By: /s/ THOMAS F. MEHLBERG
                                                 -------------------------------
                                                 Thomas F. Mehlberg
                                                 Vice President

                                          TCW ASSET MANAGEMENT COMPANY, a
                                          California corporation


                                          By: /s/  DAVID S. DEVITO
                                             -----------------------------------
                                             David S. DeVito, Managing Director

                                          TRUST COMPANY OF THE WEST, a
                                          California trust company, as
                                          Sub-Custodian for Mellon Bank for the
                                          benefit of Account No. CPFF 873-3032


                                              By: /s/ DAVID S. DEVITO
                                                 -------------------------------
                                                 David S. DeVito  Managing
                                                 Director

                                              By: /s/ THOMAS F. MEHLBERG
                                                 -------------------------------
                                                 Thomas F. Mehlberg
                                                 Managing Director


                                          By: /s/ MARC MacALUSO
                                             -----------------------------------
                                             Marc MacAluso


                                          By: /s/ BILL I. PENNINGTON
                                             -----------------------------------
                                             Bill I. Pennington



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                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------
    a.1         Letter to Shareholders.

    a.2         Letter of Transmittal.

    a.3         Notice of Exercise of Right to Dissent